Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202. 220.8412 ericsimanek@eversheds-sutherland.us

May 12, 2023

VIA EDGAR

Bonnie Baynes

Michelle Miller

Jessica Livingston

Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	COtwo Advisors Physical European Carbon Allowance Trust
Amendment No. 1 to Draft Registration Statement on Form S-1
File No. 377-06546

Dear Mss. Baynes, Miller, Livingston and Bednarowski:

This letter sets forth responses to the written comments received in a letter dated March 30, 2023, regarding Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted by COtwo Advisors Physical European Carbon Allowance Trust (the “Registrant”) on March 13, 2023 for the purpose of registering shares of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below are the comments and the Registrant’s response thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.	Comment: Please tell us, and revise your disclosure to disclose, why you have chosen to structure the product to hold physical carbon allowances in light of your disclosure that the futures market is more liquid and active than the spot market.

Response: Our disclosure in regards to the futures market being more liquid than the spot market was in the context of describing the same day futures market versus the spot market.  It is important to note that functionally, a same day futures contract acts like a spot market.  The contract that trades will settle for the physical underlying EUA after the close of business each day.  In this manner, the settlement, functionality and economic outcome for a spot purchase on the EEX and a same day futures purchase on the ICE are identical. Whether the Trust acquires an EUA through a transaction on the EEX or through the acquisition of a Daily EUA Future on the ICE, at the end of the day the Trust will acquire the same instrument. The acquisition of the EUA through a Daily EUA Future or through the spot market is merely a different means of acquiring an EUA – it is not the acquisition of a different instrument. It is worth noting that the EU contracted with the EEX to run a spot and auction market.  The same day futures contract gives the ICE the ability to compete for this trading business because it is functionally identical to the spot EUA.

May 12, 2023

It would be impossible to structure an ETF to hold a same day futures contract, as each day it would expire and the ETF would end up holding physical EUAs. It is not possible to roll a futures position to a later dated contract when it expires each day.

The only option would be structure an ETF around later dater futures products which have several drawbacks as compared to a physical ownership structure.  The following is a partial list of the advantages of a physical EUA fund over a structure that would rely on long dated futures (Please note the list is not exhaustive):

●	A longer dated futures contract has both volatility and time value for the contract built in, which will decay over time causing a loss of investment. Owning the physical EUA would incur no such impairment. Consequently, owning a physical EUA will always outperform owning a long dated futures contract.

●	No matter how long dated the contract is, eventually it must be rolled into another futures contract. This will incur brokerage fees on a recurring basis that an ETF that owns the underlying physical will never have.

●	The process of rolling out the expiration of a futures contract is a taxable event. This will require a distribution to the ETF shareholders that could result in material tax obligations. The only transactions that a physical ETF will incur is when EUAs are sold to cover fund expenses

Registrant notes that its disclosure regarding the more liquid and active Daily EUA Futures market was only in response to prior comment 3 to explain why the Trust’s EUAs will be valued based off the settlement price of Daily EUA Futures instead of a calculation based off the spot price, and that structuring the product around Daily EUA Futures is impossible and was never contemplated. Accordingly, Registrant respectfully declines to add further explanation, since the alternative is impossible.

May 12, 2023

Risk Factors

Risks Related to the Trust’s Investments

The Trust will face currency exchange rate risk, page 13

2.	Comment: Refer to your response to comment 17. Please disclose the currency exchange rate as of the most recent practicable date.

Response: The Registration statement has been revised accordingly.

Risks Related to the Trust’s Structure

If this offering of Shares does not raise sufficient funds, page 15

3.	Comment: Refer to your response to comment 18. On page 15, you disclose that “[i]f the Sponsor and the Trust are unable to raise sufficient funds so that the Trust’s expenses are reasonable in relation to its NAV, the Trust may be forced to terminate and investors may lose all or part of their investment.” Please revise here and in the prospectus summary to provide quantitative disclosure regarding what you believe are “sufficient funds” and what you believe are reasonable expenses in relation to the Trust's NAV.

Response: Registrant respectfully advises that there’s no specific amount of “sufficient funds” that the Trust must raise in order to continue operations. Revenue received from management of the Trust, including the ability of the revenue to cover fund expenses that the Sponsor has assumed, will be one of many factors that the Sponsor will consider on an ongoing basis in connection with the decision to continue the operation of the Trust. The Prospectus has been revised to include an example to illustrate the level of assets that the Trust will have to raise in order to cover various levels of hypothetical operating expenses. In addition, the Trust’s expenses will remain constant in relation to NAV, due to the unitary Sponsor’s Management Fee, so the statement about the Trust’s expenses being “reasonable in relation to [the Trust’s] NAV” has been deleted.

EUAs and the EUA Industry, page 21

4.	Comment: Refer to your response to comment 8. Please expand your disclosure here to highlight the fragmented nature of data regarding the EU carbon market and the lack of centralized market monitoring of the EU carbon market. In addition, please disclose here the potential that a lack of centralized market monitoring of the EU carbon market may make it more difficult to identify potential market manipulation and abuse practices.

Response: The Registration Statement has been revised accordingly.

May 12, 2023

5.	Comment: Refer to your response to comment 21. Your revised disclosure explains that because the Covered Entities may require fewer EUAs as they reduce their emissions, the Covered Entities will be able to sell more EUAs in the secondary market, which will offset the reduction in the EUAs sold in auction. Please further expand your disclosure here to address the MSR’s role in the reduction of surplus EUAs and the potential impact of the control of the total number of allowances in circulation on the Authorized Participants and the Trust’s investors. In this regard, we note your disclosure on page 27 that “the EU use of the MSR and the linear reduction factor have great influence regarding the overall supply of EUAs available to the market.”

Response: The Registration Statement has been revised to explain the MSR's role in the reduction of surplus EUAs. In addition, in any year, if the total number of allowances in circulation is less than 400 million, 100 million allowances shall be released from the reserve and added to the volume of allowances to be auctioned. The Registrant respectfully believes that, due to the high number of EUAs that will remain in circulation at all times, the limited decrease in supply due to the annual linear reduction and the reduction of surplus EUAs via the MSR will have no impact on liquidity or availability of EUAs. Therefore, this annual reduction of EUAs will have no impact on the creation/redemption process or the bid/ask spreads of the Trust’s Shares.

6.	Comment: Please update your disclosure on page 23 to describe the reform to the MSR that was expected to be completed by the end of December 2022.

Response: Registrant notes that the referenced MSR reforms were adopted and has updated the Registration Statement accordingly.

Pricing of Allowances and Trading Volume, page 25

7.	Comment: Please revise to clarify that the chart on page 26 shows the spot prices in continuous trading on the EEX and the prices on the ICE Endex in Euro/tCO2 from January 2018 to January 2022, and revise your disclosure to clarify what you intend to highlight by use of the chart. In addition, we note that you have included the same chart on page 36 and state that “[t]he chart below shows the mid-point of the bid/ask spread for EUAs traded on EEX and the Daily EUA Future throughout the trading days for the month of January 2023.” Please revise for clarity and consistency.

Response: Registrant notes that the above referenced chart shows the spot prices in continuous trading on the EEX and the intra-day prices (mid-point of the bid/ask spread) of Daily EUA Futures on ICE ENDEX. See ESMA, Final Report, Emission allowances and associated derivatives, footnote 41 (March 28, 2022) (stating that “[i]n this section ‘spot’ refers to both spot contracts traded on EEX and daily futures traded on ICE ENDEX”) (“ESMA Report”). Registrant has removed the chart on page 26 of the Registration Statement and revised the disclosure on page 36 to state: “[t]he chart below shows the spot prices in continuous trading on the EEX and the intra-day prices of Daily EUA Futures on ICE ENDEX, in EUR/tCO2 from January 2018 to January 2022.”

May 12, 2023

Determination of Required Deposits, page 29

8.	Comment: Refer to your response to comment 25. Please revise your disclosure to include your explanation and materiality analysis of disregarding fractional EUAs for purposes of computing the Basket Deposit on each day that the Exchange is open for regular trading. Clearly illustrate the impact to investors at different levels and over time, including the aggregate effect of selling multiple Creation Baskets at a discount over time.

Response: Registrant has added the requested disclosure.

Description of the Trust

Calculating NAV, page 36

9.	Comment: Refer to your response to comment 3. Please revise here to include the table you included in your response letter that shows a comparison between the trading volumes of spot EUAs and daily EUA futures as well as the settlement prices. In addition, we note that it appears the settlement prices of the spot EUAs differ from the daily EUA futures. Please provide an analysis that shows the impact of using the daily EUA futures price as compared to the spot price to calculate NAV per share for basket creations and redemptions as well as the potential impact on the price per share in the secondary market. Please provide illustrative examples of how creations and redemptions will be conducted based on market prices in relation to various spot and futures prices.

Response: Registrant has added the requested table. Registrant notes that, as discussed above, the settlement, functionality and economic outcome for Daily EUA Futures on ICE ENDEX and spot purchases on the EEX are identical, as the Daily EUA Futures settle for the physical underlying EUAs at the close of business on each day. The differences observed in the table provided are due to the differences in timing between the last sale price in the EUA spot market and the settlement price for the Daily EUA Future. EUA spot trading is done on the EEX, which has a much more limited membership than the ICE, on which the Daily EUA Future is traded. Therefore, the last sale price on the EUA spot market is often several hours before the close of trading, while the settlement price always reflects the price of the EUA at the end of the trading day.

A more accurate measure of the extent to which the spot EUA price reflects the Daily EUA Future price is the graph shown on page 36. This graph compares the intraday spot EUA price with the median bid-ask spread of the Daily EUA Future throughout the trading day, and it shows an average absolute difference from January 2018 to January 2022 between spot prices on the EEX and Daily EUA Futures on the ICE Endex of €0.015. See ESMA Report, par. 157 (“Comparing daily settlement prices from EEX and ICE Endex, where most of the trading takes place… no major differences can be observed with an average absolute difference of 0.015 EUR – suggesting the absence of clear arbitrage opportunities between the two main venues.”).

The EEX now publishes daily the end of day market price (which is different from the last sale price) of spot EUAs on the EEX. This is a more relevant comparison of how closely the settlement price of the Daily EUA Future tracks the price of the spot EUA, and the table discussed above has been replaced in the Prospectus with a table comparing end of day market prices of the spot EUA with the end of day settlement price for the Daily EUA Future. Further, APs that transact in the spot EUA market for purposes of acquiring or redeeming Creation Units will acquire and dispose of EUAs at the prevailing market price, so the market price of the spot EUA is a more relevant comparison for determining the effect on creations and redemptions of using the Daily EUA Future settlement price for calculating NAV. As you will see, the price of the spot EUA is substantially identical to the settlement price for the Daily EUA Future, so the above analysis would show no impact from using the Daily EUA Future price as compared to the spot price to calculate NAV per share for basket creations and redemptions. Therefore, the requested analysis would serve no purpose and Registrant respectfully declines to insert such a comparison.

May 12, 2023

U.S. Federal Income Tax Consequences

Taxation of U.S. Shareholders, page 54

10.	Comment: Refer to your response to comment 6. Please revise your disclosure on page 54 that refers to a holder of shares acquiring its shares “principally” in exchange for EUAs so that it is consistent with your disclosure on page 1 that the Trust will not hold any assets other than EUAs or cash. Similarly, revise your disclosure in the first risk factor on page 12 to clarify that the Trust holds only EUAs and cash.

Response: The Registration Statement has been revised accordingly.

Performance, Financials and Other Information, page 55

11.	Comment: Refer to your responses to comments 28 and 29. We re-issue prior comments 28 and 29 in full, including that you either provide a substantive response or an explanation of when you will be able to respond and why you are unable to respond at this time. Substantive responses to issued comments are integral to the review of future filings.

Prior Comment 28: We note your disclosure on page 5 that your NAV is determined on the basis of generally accepted accounting principles, and on page 33 that your NAV calculation includes determining the current market value of the Trust’s total assets. Please enhance your disclosures to specifically discuss how you determine NAV, fair value and current market value, and cite the specific paragraph references in authoritative accounting literature that you use to support your determination. Also disclose the basis, if and for, differences between the valuations.

Prior Comment 29: As the Trust's assets will be comprised primarily of EUAs, please revise to disclose how you plan to account for the EUAs, including upon deposit and issuance of Baskets and disposition for the settlement of fund expenses and redemption of Baskets by the Trust. Cite specific paragraph references in authoritative accounting literature to support your position, where applicable.

Response: Registrant supplementally advises that it has determined that its financial statements should be prepared using the specialized accounting principles under ASC 946, and hence, that the EUAs held by the Trust will be valued at fair value in accordance with ASC 820.

The Trust possesses all of the fundamental and all but one of the typical characteristics necessary for an entity to use investment company accounting under ASC 946-10-15-6 and ASC 946-10-15-7. The Trust possesses the fundamental characteristics of an investment company because it 1) will obtain funds from one or more investors and will provide the investors with investment management services, namely the opportunity to invest in the EU carbon market which is typically unobtainable to individual investors, and 2) commits to investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both. Additionally, the Trust and its affiliates will not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. See ASC 946-10-15-6.

The Trust possesses the typical characteristics of an investment company because it will have more than one investor, it will have investors that are not related parties of the Sponsor, its ownership interests are in the form of equity interests and substantially all of its investments will be managed on a fair value basis. See ASC 946-10-15-7. While the Trust will only hold a single investment – EUAs – the implementation guidance in ASC 946-10-55-14 makes clear that “holding a single investment does not necessarily preclude an entity from being an investment company” and provides examples when an investment company may hold a single investment, such as when the entity “is established to pool investors’ funds to invest in a single investment when that investment is unobtainable by individual investors.” Given that the Trust was formed to pool investors’ funds to invest in EUAs, an investment which is unobtainable to most individual investors, and that the Trust possesses the fundamental and other typical characteristics of an investment company, the Registrant believes it appropriate to use investment company accounting under ASC 946.

May 12, 2023

The EUAs held by the Trust will be valued at fair value under ASC 820 using the settlement price for the Daily EUA Futures as established by ICE ENDEX. EUAs are primarily traded on two exchanges, EEX and ICE ENDEX. EEX is the leading auction platform with 100% of EUAs being auctioned there, and is also where trading in the EUA spot market primarily takes place, with physical EUAs being bought and sold for immediate delivery on a continuous basis. Daily EUA Futures are traded on ICE ENDEX with one contract representing 1,000 EUAs. Only one Daily EUA Futures contract is listed on the exchange at any given time. ICE Clear Europe acts as a central counterparty to all Daily EUA Futures contracts and the contracts are traded continuously throughout the day from 2:00 a.m. to 12:00 p.m. ET. At the end of each trading day, at approximately 5:15 p.m. Central European Time, ICE ENDEX establishes a settlement price for the Daily EUA Futures upon the expiration of that day’s futures contract. Each contract is a deliverable contract where each Clearing Member with a position open at the cessation of trading is obliged to make or take delivery of EUAs or EUAAs to or from a trading account within the EUA delivery period. As discussed in the response to Comment 1, the EU contracted with EEX to run a spot and auction market for EUAs. However, due to, among other factors, EEX’s more narrow membership base and the fact that Daily EUA Futures are functionally equivalent to the spot EUA market, Daily EUA Futures on ICE ENDEX represent the principal and most active trading market for EUAs, with a daily average of over 3,000 contracts being traded representing over 3 million EUAs per day over the last six months.

Because the Daily EUA Futures market is a more liquid and active market than the spot EUA market, the Sponsor believes that the settlement price of the Daily EUA Future provides would be considered the principal market under ASC 820 and is a better method for determining the exit price at which a market participant would transact at than the prices on the EUA spot market and will better reflect the price of the Trust Shares on the secondary market. The Sponsor also believes that because access to and liquidity on the ICE ENDEX is much greater than the EEX where the actual spot is traded the Authorized Participants will be using the daily futures contract to facilitate unit formation. The Trust’s EUAs will be priced at fair value using the settlement price of the Daily EUA Futures as established by ICE ENDEX and converting the Trust’s EUAs into their U.S. Dollar equivalent using published Euro to U.S. Dollar exchange rates from an independent pricing vendor. The current market value of the Trust’s total assets will be determined by the settlement price of Daily EUA Futures after conversion to their U.S. Dollar equivalent multiplied by the number of EUAs the Trust holds plus any cash that the Trust may occasionally hold to pay Trust expenses. The Trust’s NAV will be determined by subtracting Trust liabilities, namely the Sponsor’s Management Fee, from the current market value of the Trust’s total assets and dividing that amount by the number of outstanding Trust shares.

Best regards,

/s/ Eric Simanek

Eric Simanek
202-383-0262
ericsimanek@eversheds-sutherland.us